UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No.)

                           VISHAY INTERTECHNOLOGY INC
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                               (NAME OF ISSUER)


                         Common Stock (Par Value $0.01)
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                         (TITLE OF CLASS OF SECURITIES)


                                  928298108
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                                 (CUSIP NUMBER)


                                December 31, 2017
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|x|  Rule 13d-1(b)
|_|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

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     1.   Names of Reporting Persons.

          Deutsche Bank AG*
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     2.   Check the Appropriate Box If a Member of a Group
          (See Instructions)
          (a)  |_|
          (b)  |_|
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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization


          Federal Republic of Germany
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                   5.   SOLE VOTING POWER

                        6,788,718
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             0
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           6,893,559
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        0
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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          6,893,559
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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  |_|
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     11.  Percent of Class Represented by Amount in Row (9)

          5.01%
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     12.  Type of Reporting Person

          FI
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* In accordance with Securities Exchange Act Release No. 39538 (January 12,
1998), this filing reflects the securities beneficially owned by Global
Markets and the Corporate and Investment Banking group (collectively, "GM/CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that GM/CIB is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, GM/CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which GM/CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which GM/CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than GM/CIB.

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     1.   Names of Reporting Persons.

          Deutsche Bank Securities Inc.
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box If a Member of a Group
          (See Instructions)
          (a)  |_|
          (b)  |_|
--------------------------------------------------------------------------------
     3.   SEC Use Only

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     4.   Citizenship or Place of Organization


          Delaware
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                   5.   SOLE VOTING POWER

                        66,207
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             0
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           66,207
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        0
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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          66,207
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  |_|
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          0.05%
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     12.  Type of Reporting Person

          CO, BD
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     1.   Names of Reporting Persons.

          Deutsche Bank AG, London Branch
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box If a Member of a Group
          (See Instructions)
          (a)  |_|
          (b)  |_|
--------------------------------------------------------------------------------
     3.   SEC Use Only

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     4.   Citizenship or Place of Organization


          Great Britain
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                   5.   SOLE VOTING POWER

                    6,722,511* including convertible bonds and options
                        on as-converted basis
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             0
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH       6,827,352* including convertible bonds and options
                        on as-converted basis
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        0
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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          6,827,352* including convertible bonds and options
                on as-converted basis
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  |_|
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          4.96%
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     12.  Type of Reporting Person

          CO, BK
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* On December 31, 2017, the reporting person held 32,340,000 units of convertible bonds expiring on November 15, 2040 representing 2,496,924 common shares calculated using conversion rate of 77.2085.

On December 31, 2017, the reporting person held 16,482,000 units of convertible bonds expiring on May 15, 2041 representing 928,642 common shares calculated using conversion rate of 56.3427.

On December 31, 2017, the reporting person held 24,125,000 units of convertible bonds expiring on June 1, 2042 representing 2,190,037 common shares calculated using conversion rate of 90.7787.


On December 31, 2017, the reporting person held 80,600 units of call options expiring on January 9, 2018 representing 80,600 common shares.

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Item 1.

     (a) Name of Issuer:

         VISHAY INTERTECHNOLOGY INC


     (b) Address of Issuer's Principal Executive Offices:

        63 Lancaster Avenue
        Malvern, PA 19355-2143
        United States


Item 2.

     (a) Name of Person Filing:

         This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").

     (b) Address of the Principal Office or, if none, residence:

         Taunusanlage 12
         60325 Frankfurt am Main
         Federal Republic of Germany

     (c) Citizenship:

         The citizenship of the Reporting Person is set forth on the cover page.

     (d) Title of Class of Securities:

         The title of the securities is common stock, $0.01 par value ("Common Stock").

     (e) CUSIP Number:

         The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) |X| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                Deutsche Bank Securities Inc.


     (b) |X| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                Deutsche Bank AG London Branch


     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) |_| An investment adviser in accordance with S.240.13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with S.240.13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with
             S. 240.13d-1(b)(1)(ii)(G);

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) |X| A non-U.S. institution in accordance with Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                Deutsche Bank AG


     (k) |_| Group, in accordance with S.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a) Amount beneficially owned:

         The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

     (b) Percent of class:

         The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

     (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote

                 The Reporting Person has the sole power to vote or to direct the vote of the Common Stock as set forth on the cover page.

            (ii) Shared power to vote or to direct the vote

                 The Reporting Person has the shared power to vote or to direct the vote of the Common Stock as set forth on the cover page.

           (iii) Sole power to dispose or to direct the disposition of

                 The Reporting Person has the sole power to dispose or to direct the disposition of the Common Stock as set forth on the cover page.

            (iv) Shared power to dispose or to direct the disposition

                 The Reporting Person has the shared power to dispose or to direct the disposition of the Common Stock as set forth on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Subsidiary                                              Item 3 Classification

Deutsche Bank Securities Inc.                           Broker Dealer

Deutsche Bank AG London Branch                          Bank



Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank organized under the laws of the Federal Republic of Germany is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                           Dated:     February 14, 2018




                                           Deutsche Bank AG

                                           By:        /s/ Daniela Pondeva
                                           Name:      Daniela Pondeva
                                           Title:     Vice President